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                          June 25, 2024

       Matthew C. Brown
       Chief Financial Officer and Treasurer
       Diversified Healthcare Trust
       Two Newton Place
       255 Washington Street, Suite 300
       Newton, MA 02458-1634

                                                        Re: Diversified
Healthcare Trust
                                                            Registration
Statement on Form S-3
                                                            Filed June 20, 2024
                                                            File No. 333-280352

       Dear Matthew C. Brown:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Shu Wei